[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 9, 2020

VIA EDGAR AND FEDERAL EXPRESS

Ms. Tonya K. Aldave

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Guild Holdings Company
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 24, 2020
CIK No. 0001821160
Registration Statement on Form S-1
Filed October 1, 2020
File No. 333-249225

Dear Ms. Aldave:

On behalf of Guild Holdings Company, a Delaware corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 6, 2020 (the “Comment Letter”) relating to the above-referenced submission and the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, and a courtesy copy of Amendment No. 1 marked to show changes to the Registration Statement is being sent to the Staff under separate cover.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All page references in the responses set forth below refer to pages of Amendment No. 1.

Key Performance Indicators, page 73

1.

We note that you calculate the gain on sale margin by dividing total loan origination fees and gain on sale of loans, net, by total in-house originations. Considering total loan origination fees and gain on sale of loans, net include fair value adjustment to MLHS and IRLCs, please tell us why and revise your calculation and disclosure accordingly, you do not use total locked volume which presumably includes loans subject to IRLCs.

Response: The Company calculates its gain-on-sale margin by dividing total loan origination fees and gain on sale of loans, net by total in-house origination. The Company believes this method of tracking margins best reflects the fundamental economic performance of its business over time rather than using total locked volume (which includes some locked volume that will not ultimately result in closed mortgage loans that are sold into the secondary market) as the denominator for this calculation. Furthermore, the Company respectfully advises the Staff that the Company has consistently used this method for calculating gain-on-sale margin to manage its business and assess its performance since 2007 and plans to continue using this method for those purposes going forward.

Ms. Tonya Aldave

October 9, 2020

The Company recognizes, however, that certain of its peers (see, e.g., Rocket Companies, Inc.’s Registration Statement on Form S-1 declared effective by the Commission on August 5, 2020; Mr. Cooper Group Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Commission on February 28, 2020 and PennyMac Financial Services, Inc.’s Exhibit 99.2 to its Current Report on Form 8-K furnished to the Commission on February 10, 2020) present gain-on-sale margin or originations margin using a pull-through adjusted lock volume (sometimes referred to as “net rate lock volume” or “fall-out adjusted lock”) as the denominator for the calculation. Pull-through adjusted lock volume includes the unpaid principal amount of loans subject to IRLCs multiplied by a “pull-through rate” (i.e., the estimated percentage of IRLCs that will result in a closed mortgage loan under the original terms of the related agreements). The Company estimates the pull-through rate based on changes in pricing and actual borrower behavior using a historical analysis of loan closing data and “fallout” data with respect to the number of commitments that have historically remained unexercised. The fair value of the Company’s IRLCs are adjusted for the pull-through rate. To enhance comparability with its peers, the Company has revised pages 17, 18, 75, 76, 82, 83, and 90 of Amendment No. 1 to supplementally disclose both its pull-through adjusted lock volume and its gain-on-sale margin using its pull-through adjusted lock volume as the denominator for the calculation.

Non-GAAP Financial Measures, page 74

2.	We note you present Non-GAAP indicators for the twelve months ended June 30, 2020. Please tell us the following:

•	Why you included this new information in the amendment;

Response: The Company respectfully notes that Adjusted Net Income and Adjusted Return on Equity for the twelve months ended June 30, 2020 are included in the charts on page 113 of Amendment No. 1. In light of the inclusion of these indicators in the charts, the Company has included reconciliation tables for such indicators in the amendment. In response to the Staff’s comment, pages 26 and 78 of Amendment No. 1 have been revised to exclude Adjusted EBITDA for the twelve months ended June 30, 2020 from the non-GAAP reconciliation tables because Adjusted EBITDA for the twelve months ended June 30, 2020 is not included in any other section of Amendment No. 1.

•	Why you did not include comparable results for the twelve months ended June 30, 2019; and

Response: In response to the Staff’s comment, pages 26, 78, 112 and 113 of Amendment No. 1 have been revised to include comparable results for the twelve months ended June 30, 2019.

•	How this information is useful for investors considering you already include Non-GAAP information for the year ended December 31, 2019 and the six months ended June 30, 2020.

Response: The Company respectfully advises the Staff that Adjusted Net Income and Adjusted Return on Equity for the twelve months ended June 30, 2020 are included in the charts on page 113 of Amendment No. 1 that show net income and return on equity on an annual basis for the year ended December 31, 2008 through the year ended December 31, 2019 and Adjusted Net Income and Adjusted Return on Equity on an annual basis for the year ended December 31, 2019. The Company believes that including Adjusted Net Income and Adjusted Return on Equity for the twelve months ended June 30, 2020 in those charts is useful for investors because that information provides the most current twelve-month-period data that is available for comparison against the historical annual metrics provided in the charts.

Ms. Tonya Aldave

October 9, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue

Loan Origination Fees and Gain on Sales of Loans, Net, page 79

3.	Please disclose how you calculate total locked volume.

Response: In response to the Staff’s comment, pages 17, 18, 82 and 90 of Amendment No. 1 have been revised to address the Staff’s comment.

Executive Compensation

Outstanding Equity Awards at Fiscal Year-End, page 143

4.

We note your response to our prior comment 13 and your revised disclosure. Please also revise to explain what hurdle amount means in this context, as discussed in your response letter. As part of your revised disclosure please further clarify what occurs, as related to the Profits Interests in the chart, when the dollar amount exceeds the disclosed hurdle amounts listed in footnotes 2 through 5. Please also explain if any distributions were made based on the Profit Interest thresholds listed in the footnotes as of December 31, 2019.

Response: In response to the Staff’s comment, pages 146 and 147 of Amendment No. 1 have been revised to address the Staff’s comment.

Principal and Selling Stockholders, page 148

5.	Please briefly describe the transactions from which the selling shareholders initially received their shares and the exemption relied upon from registration.

Response: In response to the Staff’s comment, page 153 of Amendment No. 1 has been revised to address the Staff’s comment.

Description of Certain Indebtedness, page 153

6.

We note your response to our prior comment 15 and reissue. We note that the names of the counterparties to the loan and credit agreements generally described in this section already appear to be disclosed in the exhibits to the registration statement. As such, it does not appear that naming the counterparties here would put you in a competitive disadvantage. As such, please name the counterparties to the loan and credit agreements described in this section.

Response: In response to the Staff’s comment, pages 157 and 158 of Amendment No. 1 have been revised to address the Staff’s comment.

Ms. Tonya Aldave

October 9, 2020

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If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1060.

Very truly yours,

/s/ Mark A. Stagliano
Mark A. Stagliano

Enclosure

cc:	Mary Ann McGarry (Guild Holdings Company)
Amber Elwell (Guild Holdings Company)
David E. Shapiro, Esq. (Wachtell, Lipton, Rosen & Katz)
Mark F. Veblen, Esq. (Wachtell, Lipton, Rosen & Katz)
William J. Cernius, Esq. (Latham & Watkins LLP)
Lewis W. Kneib, Esq. (Latham & Watkins LLP)